OREZONE RESOURCES INC.
290 Picton Street, Suite 201
Ottawa, Ontario
Canada K1Z 8P8

August 29, 2006

Via EDGAR and Facsimile

Ms. Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

RE:	Orezone Resources Inc. Form 40-F for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006 File No. 001-31890

Dear Ms. Davis:

             Thank you for your letter of August 9, 2006. We have reproduced your questions in this letter and included our responses thereto.

Form 40-F for the Fiscal Year Ended December 31, 2005

1.	Please use the correct file number on the cover page of your Form 40-F.

Response:	We have filed an amendment to our annual report on Form 40-F with the correct file number (001-31890) on the cover page.

2.	Please amend the Form 40-F filed March 31, 2006 for the year ended December 31, 2005 to include the Annual Information Form forthe year then ended at Exhibit 99.1. The disclosures currently provided agree to the Annual Information Form for the year ended December 31, 2004.

Response:	We have filed an amendment to our annual report on Form 40-F with the Annual Information Form for the year ended December 31, 2005.

Engineering Comments

3.	Please insert a small-scale map showing the location and access to the property(s) as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Response:	In future filings we will include a map showing our properties.

Orezone Resources Inc.
File No. 001-31890

4.	With the passage or Canadian National Instrument 43-101 intolaw, the disclosure using non-Commission reserve definitions is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. 40-F filers are allowed to file the Canadian Annual Information Form (AIF), with a SEC cover. We note that your resource estimates are mixed with past resource estimates, and appear to be incomplete, and not updated routinely. Please include a summary table to clarify the resource declaration.

Response:	The disclosure in our AIF is compliant with current Canadian laws. In future filings, we will clarify our resource estimates as suggested.

5.	We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” “resources”. If you continue to make references on your web site or press releases to reserve measures other those recognized by the SEC, accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on thiswebsite (or press release), such as “measured,” “indicated,” and “inferred”“resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form , File No. , which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml

Response:	Our website and future press releases will be amended to include this cautionary statement.

6.	Please revise your disclosure to clearly distinguish between “Reserves,” which have a clearly defined technical, legal, and economic meaning and “Non-reserve” mineralization that may or maynever be mined at a profit for various reasons. In addition, within a “Non-Reserve” section, please disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. Note that this disclosure should be accompanied by a narrative that explains the relative quality, reliability, and risk associated with each group of estimates using terms that can be easily understood by the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount or uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not formthe basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Orezone Resources Inc.
File No. 001-31890

Response:	Gil Cornblum of Dorsey & Whitney LLP, our United States counsel, resolved this comment with George K. Schuler on a telephone call on August 22, 2006.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *           *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ Greg Bowes

Greg Bowes
Vice President, Corporate Development and
Chief Financial Officer

cc:	Gabrielle Malits George K. Schuler Securities and Exchange Commission

Gil Cornblum Dorsey & Whitney LLP